BRIGHTCUBE, INC.
252 Inner Circle
The Villages, FL 32162

October 26, 2011

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Maryse Mills-Apenteng, Staff Attorney

RE: Brightcube Inc.
File No. 000-26693

Form 10

Filed September 16, 2011

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated October 13, 2011, with respect to the above-referenced Exchange Act filing of Brightcube, Inc. (the “Company”).

Comment 1. Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it before the effective date if comments remain outstanding. If you conclude that you should withdraw your filing due to unresolved comments, you must file your request for withdrawal before the automatic effectiveness date.

Response 1. It is the Company’s intent to respond to the SEC comments in an expedited way to clear all outstanding comments prior to the registration statement becoming effective automatically 60 days after the initial filing.

Comment 2. Please be advised that the Commission adopted a new system of disclosure rules for “smaller reporting companies” filing periodic reports and registration statements with the SEC, which replaced the Regulation S-B disclosure requirements. Please revise your cover page so that it is consistent with the current Form 10 requirements, including identifying yourself as a smaller reporting company, and revise the document throughout to eliminate any references to Regulation S-B or Form 10-SB. Refer to SEC Release No. 34-56994.

Response 2. We revised the cover page of the registration statement to reflect that the registration statement is on Form 10.

Item 1. Description of Business

New Business Objectives

Comment 3. You disclose that your business plan is to seek new business opportunities or engage in a merger or acquisition. With a view to disclosure, please tell us what steps you have taken, including any discussions or commitments, in furtherance of your business plan.

Response 3. We have expanded out disclosure under subheading “New Business Objectives” as follows: The Company is filing this registration statement to have its shares of common stock registered under the Exchange Act and upon effectiveness to also become subject to the reporting obligations under the Exchange Act. The Company believes that being a reporting company increases its ability to seek new business opportunities, including seeking an acquisition or merger with an operating company. As of the date of this amended registration statement, we have not taken any steps related to pursuing, identifying, or contacting any potential merger acquisition candidate.

Business Experience of Management

Comment 4. You disclose in the second sentence that Mr. Manion has had experience within the last five years negotiating transactions involving several operating companies yet you only disclose one transaction in the table in this section. Please revise to disclose the other relevant transactions. In addition, disclose the current status of each business.

Response 4. We have revised disclosure under subheading “Business Experiences of Management” as follows: Michael F. Manion, serves as our sole officer and director. During the past five years, Mr. Manion has negotiated one transaction involving the acquisition of a private, operating company. In connection with or upon completion of that transaction, Mr. Manion resigned his management positions. The following table sets forth the business transaction Mr. Manion was involved in during the last five years.

Risk Factors

Comment 5. Please include a risk factor relating to issuance of the Order for your violation of Section 13(a) of the Exchange Act and rules thereunder. You should include disclosure regarding any liabilities you may have as a result of possible violations of the Exchange Act.

Response 5. We have added an additional risk factor as second to last under Item 1A Risk Factors titled “ADMINISTRATIVE PROCEEDING AGAINST THE COMPANY DUE TO NON COMPLIANCE WITH SECTION 13(A) OF THE EXCHANGE ACT.”

Comment 6. Many of your subheadings are currently in the form of general titles, including but not limited to the following: “Dependence on Key Personnel,” “Limited Resources; No Present Source of Revenues,” “Broad Discretion of Management,” and “General Economic Risks.” Such subheadings are too vague and generic to adequately describe the risk that follows. As a general rule, your revised subheadings should work only in this prospectus. If they are readily transferable to other companies’ offering documents, they are probably too generic. Refer to Item 503(c) of Regulation S-K. Please review this section carefully and revise your risk factor subheadings to succinctly state the specific risks that result from the facts or uncertainties you reference.

Response 6. We have substantially revised our subheadings to state specific risks resulting from facts and uncertainties the Company faces in its business objectives.

Conflicts of Interest

Comment 7. Please revise this risk factor so that it refers to your actual management by name and identifies with specificity the nature of any business activities in which Mr. Manion currently engages that could be a source of potential conflicts of interest.

Response 7. We have substantially revised and expanded the risk factor that discloses potential conflicts of interest as follows:

THE COMPANY'S SOLE OFFICER AND DIRECTOR, MR. MANION, IS NOW, AND MAY IN THE FUTURE BECOME AFFILIATED WITH ENTITIES ENGAGED IN BUSINESS ACTIVITIES SIMILAR TO THOSE INTENDED TO BE CONDUCTED BY THE COMPANY AND, ACCRDINGLY, MAY HAVE CONFLICTS OF INTEREST

Mr. Manion, our sole officer and director, is not required to commit his full time to our affairs. There may be a conflict of interest in allocating his time in the event that he engages in similar business efforts for other entities. At present, Mr. Manion is not involved with an entity engaged in similar business activities such as BrightCube Inc. Mr. Manion will devote such time, in his sole discretion, to conduct our business, including the evaluation of potential new business opportunities and keeping the Company current in its filing obligations under the Exchange Act. As a result, the amount of time devoted to our business and affairs may vary significantly depending upon whether we have identified a new prospective business opportunity or are engaged in active negotiations related to a new business. In the event that a conflict of interest shall arise, Mr. Manion will consider factors such as reporting status, availability of audited financial statements, current capitalization and the laws of jurisdictions. If several business opportunities or operating entities approach management with respect to a business combination, management will consider the foregoing factors as well as the preferences of the management of the operating company. However, management will act in what they believe will be in the best interests of the shareholders of the Registrant and other respective public companies. The Registrant shall not enter into a transaction with a target business that is affiliated with management.

Comment 8. Please revise your disclosure to state in unambiguous terms whether you have an oral agreement or arrangement with Mr. Manion to pay the costs of the business for any period of time, including any conditions or limitations to any such agreement or arrangement.

Response 8. We have expended disclosure at the end of risk factor “UPON EFFECTIVENESS OF THIS FORM 10 REGISTRATION, WE WILL BE SUBJECT TO REPORTING REQUIREMENTS UNDER THE EXCHANGE ACT, WHICH MAY DELAY OR PRECLUDE CERTAIN ACQUISITIONS” as follows:

While we are dependent upon interim funding provided by Mr. Manion to pay professional fees and accounting fees and related expenses, we have no written or oral agreement with Mr. Manion to provide any continued funding. We anticipate, Mr. Manion will continue to fund the costs of business as a non-operating company until such time as the Company enters into a business combination.

Compliance with Penny Stock Rules

Comment 9. It is unclear why you cannot unequivocally state that your securities are considered penny stocks as you disclose in the section of your document titled “Registrant is a Blank Check Company,” particularly given the current price of your stock. Please advise or revise.

Response 9. We have revised the risk factor heading to “OUR COMMON STOCK IS SUBJECT TO THE PENNY STOCK RULES OF THE SEC, WHICH MAKES TRANSACTIONS IN OUR COMMON STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR COMMON STOCK” and also revised in the first sentence that our common stock is considered a penny stock.

Item 2. Management’s Discussion and Analysis of Financial Condition and Plan of Operation

Liquidity and Capital Resources

Comment 10. Please expand your disclosure to discuss your anticipated material commitments during the next 12 months, including the costs associated with meeting your reporting obligations as a public company, and the minimum dollar amount needed to fund such expenses for that period. Clarify the number of months your current cash resources will fund and disclose how much additional funding will be required to be raised, or advanced by Mr. Manion to complete 12 months of operations. Please provide accompanying risk factor disclosure specifying the amount needed to operate for the next 12 months and theamount of any shortfall as of the date of each amended filing.

Response 10. We have added a paragraph under “Liquidity and Capital Resources” as follows:

We expect to continue incurring negative cash flow during the next twelve months. We have spent, and expect to continue to spend, amounts in connection with becoming and staying a reporting company. Our ongoing expenses during the next twelve month period consist mainly of legal and accounting expenses related to meeting our reporting obligations and are expected to be approximately $15,000. At present, we have cash resources of $950. Although we have no formal agreement with Mr. Manion, we anticipate he will continue to provide funding for legal and accounting expenses during the next twelve month period.

We have also expended disclosure under risk factor “ADDITIONAL FINANCING REQUIREMENTS ASSOCIATED WITH REPORTING OBLIGATIONS UNDER THE EXCHANGE ACT” to include the disclosure above.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Comment 11. Please update the disclosure regarding the number of shares of common stock issued and outstanding as of the most recent practicable date.

Response 11. We have updated disclosure to reflect that the number of issued and outstanding shares as of October 20, 2011 is 188,043,662.

Comment 12. We note your reference to footnote (1) in the table though you have not provided any footnoted disclosure. Please revise as appropriate.

Response 12. We have deleted the reference to footnote (1) in the table.

Item 5. Directors, Executive Officers, Promoters and Control Persons

Comment 13. Please identify the names of the three companies you reference in which Mr. Manion served as president and/or director and specifically disclose all other directorships held byMr. Manion during the past 5 years as required by Regulation S-K Item 401(e)(1) and(e)(2).

Response 13. We have deleted the reference to the three companies and revised disclosure as follows:

Michael F. Manion (61).  Mr. Manion has been CEO, President, CFO  and a director of the Company since December 2005.  During the last 5 years, Mr. Manion has been engaged in the business of trying to restore Brighcube's corporate compliance and reporting obligations. He has not actively pursued the restoration of any other distressed public company. Mr. Manion was an officer and director of Sheffield Pharmaceutical, Inc. from July 2005 to October 2006. Michael F. Manion is a BBA cum laude graduate of the Wharton School of Business at the University of Pennsylvania.

Item 7. Certain Relationships and Related Party Transactions and Director Independence

Comment 14. Please disclose the transaction you describe in footnote (1) to the Summary Compensation Table. In addition, please confirm, if true, that you have disclosed all related party transactions for the last two fiscal years to date. Refer to Regulation S-K Item 404(d) Instruction 2.

Response 14. We have revised and expanded disclosure as follows:

During the two most recent fiscal years and to date, the Company and Mr. Manion engaged in related party transactions as follows: As of the date of this filing, the Company owes Mr. Manion $1,254, which funds were advanced by Mr. Manion and were related to expenses incurred by Mr. Manion in connection with corporate filing fees of $325 in Nevada, registered agent fees of $97 and transfer agent fees of $832, which is the largest amount. The Company and Mr. Manion agreed that no interest accrues for advances made by Manion on behalf of the Company. The Company issued 100,000,000 restricted shares to the Company's President valued at $100,000 for expenses incurred on the Company's behalf as reflected by a reduction in paid in capital and due to Mr. Manion that equals $100,000.

Comment 15. Please disclose the nature of the transaction relating to the $1,254 owed to Mr. Manion,including the purpose and terms. In addition, concerning the indebtedness, provide the disclosure required by Regulation Item 404(a)(5), applicable to you through Item 404(d).

Response 15. We have revised and expanded disclosure as follows:

During the two most recent fiscal years and to date, the Company and Mr. Manion engaged in related party transactions as follows: As of the date of this filing, the Company owes Mr. Manion $1,254, which funds were advanced by Mr. Manion and were related to expenses incurred by Mr. Manion in connection with corporate filing fees of $325 in Nevada, registered agent fees of $97 and transfer agent fees of $832, which is the largest amount. The Company and Mr. Manion agreed that no interest accrues for advances made by Manion on behalf of the Company. The Company issued 100,000,000 restricted shares to the Company's President valued at $100,000 for expenses incurred on the Company's behalf as reflected by a reduction in paid in capital and due to Mr. Manion that equals $100,000.

Item 10. Recent Sales of Unregistered Securities

Comment 16. Please disclose the date of the share issuance to Mr. Manion.

Response 16. We have revised disclosure to reflect that the shares were issued on December 23, 2010.

Item 12. Indemnification of Officers and Directors

Comment 17. Please tell us which provision of your Bylaws provides for insurance and indemnification as disclosed in this section.

Response 17. We have revised disclosure under this item to conform with Articles XII of out Restated Bylaws. We have also attached to the Form 10/A as Exhibit 3.1 our restated bylaws.

Item 15. Financial Statements and Exhibits

Exhibit 3.1

Comment 18. It does not appear that you filed a complete copy of your articles. For example, your articles do not include an amendment for your name change to Brightcube California, Inc. Likewise, the articles do not appear to reflect the super voting convertible preferred authorized and approved in your September 27, 2006 shareholder meeting. Please refer to Regulation S-K Item 601(b)(3) and file a complete copy of your articles.

Response 18. We have attached as Exhibit 3.1 our restated Articles of Incorporation.

Although the convertible super voting preferred was approved by our shareholders at the annual meeting in 2006, it was never adopted or included in any amendment to the Articles of Incorporation.

Exhibit 3.2

Comment 19. It appears that section 2 of Article III of your Bylaws requires that you have no less than three directors. Please tell us how you are in compliance with this provision of your Bylaws. To the extent you are not in compliance, it appears that appropriate risk factor disclosure is warranted.

Response 19. We have restated our bylaws to be in compliance with our bylaws.

Other Comment. In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response to other comment:

The Company acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings,

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Michael F. Manion

CEO, CFO and Chairman
Brightcube, Inc.